Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and six months ended
June 30, 2019

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-expressed in Canadian dollars)

	June 30,	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$1,156,351	$339,532
Short-term investments (Note 3)	1,800,000	3,900,000
Accounts receivable (Note 4)	9,129,288	61,279
Prepaid expenses	226,055	65,159
	12,311,694	4,365,970
Long term assets
Deposits (Note 5)	539,306	560,341
Property and equipment (Note 6)	505,935	683,157
Right of use Assets (Note 7)	3,307,277	-
Intellectual property (Note 8)	18,812,433	19,654,800
	$35,476,645	$25,264,268
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$1,025,418	$499,535
Deferred revenue	-	-
Contract Obligations (Note 10)	132,079	-
Current portion of capital lease obligation (Note 11)	703,423	42,603
	1,860,920	542,138
Long-term liabilities
Long-term lease obligation (Note 11)	3,046,322	42,515
Other liabilities	-	362,368
Asset retirement obligation	27,816	26,778
Deferred charges	-	79,000
	3,074,138	510,661
	4,935,058	1,052,799
Commitments and contingencies (Note 12)
Going concern (Note 1)
Shareholders' equity
Common shares (Note 13): - authorized unlimited
Issued: 68,573,558 (2018 - 68,573,558) common shares	96,656,248	96,656,248
Contributed capital	9,270,234	9,262,684
Deficit	(76,095,829)	(82,418,397)
Accumulated other comprehensive income	710,934	710,934
	30,541,587	24,211,469
	$35,476,645	$25,264,268

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Revenue
Survey revenue (Note 18)	$10,954,617	$-	$10,954,617	$-
Expenses
Survey costs, net	1,412,380	267,672	1,790,113	517,434
General and administrative expenses	767,401	1,110,634	1,689,150	2,092,038
Stock based compensation expense	3,775	153,791	7,550	449,075
Amortization expense (Note 6 and 8)	443,154	447,192	886,851	894,383
	2,626,710	1,979,289	4,373,664	3,952,930
Other expenses (income)
Interest expense (income), net	3,916	(14,276)	7,116	(14,207)
Foreign exchange (gain) loss	234,244	(3,264)	240,350	(10,136)
Intellectual property and other expenses	3,859	(635)	10,919	(12,823)
	242,019	(18,175)	258,385	(37,166)

Income (loss) before income tax	8,085,888	(1,961,114)	6,322,568	(3,915,764)
Income tax expense
Current	-	-		-

Net income (loss) and comprehensive income (loss)	8,085,888	(1,961,114)	6,322,568	(3,915,764)
Net income (loss) per share (Note 14)
Basic	$0.12	$(0.03)	$0.09	$(0.06)
Diluted	$0.11	$(0.03)	$0.09	$(0.06)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities
Comprehensive income (loss) for the period	$8,085,888	$(1,961,114)	6,322,568	$(3,915,764)
Items not affecting cash:
Stock based compensation expense (Note 15)	3,775	153,791	7,550	449,075
Amortization expense (Notes 6 and 8)	443,154	447,192	886,851	894,383
Non-cash changes to asset retirement obligation	521	518	1,037	1,035
Amortization of financial liability	(42,824)	-	(85,649)	-
Foreign Exchange	218,113	(17,321)	224,219	(23,611)
Amortization of deferred gain on sale of aircraft	-	(38,825)	-	(77,650)
Deferred rent	-	(730)	-	(1,460)
Change in non-cash working capital balances (Note 17)	(9,092,898)	(526,475)	(8,618,826)	(607,880)
	(8,470,159)	18,150	(7,584,818)	633,892
Net cash used in operating activities	(384,271)	(1,942,964)	(1,262,250)	(3,281,872)

Financing activities
Proceeds from exercise of stock options	-	-	-	5,067
Net Proceeds from Private Placement	-	4,103,011	-	8,392,332
Repayment of capital lease obligation	(10,554)	(9,806)	(20,931)	(19,458)
Net cash from (used in) financing activities	(10,554)	4,093,205	(20,931)	8,377,941

Investing activities
Proceeds for sale/purchase of property and equipment, net	-	(10,006)	-	(10,006)
Increase in short-term investments	900,000	(4,950,001)	2,100,000	(4,300,000)
Net cash from (used in) investing activities	900,000	(4,960,007)	2,100,000	(4,310,006)

Net increase (decrease) in cash and cash equivalents	505,175	(2,809,766)	816,819	786,063
Cash and cash equivalents, beginning of the period	651,176	3,762,447	339,532	166,618
Cash and cash equivalents, end of the period	$1,156,351	$952,681	$1,156,351	$952,681

Supplemental information
Cash interest (received)	(15,799)	(10,339)	(32,390)	(10,931)
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited-expressed in Canadian dollars)

	For the six months ending June 30,
	2019	2018
Common Shares
Balance at beginning of the period (Note 13)	$96,656,248	$88,121,286
Issuance of Common Stock on Private Placement	-	7,438,085
Issued upon exercise of stock options	-	5,067
Transfer from contributed capital upon exercise of stock options	-	6,441
Balance at end of the period	96,656,248	95,570,879
Contributed Capital
Balance at beginning of the period	9,262,684	8,195,075
Issuance of warrants on Private Placement	-	698,932
Recognition of stock based compensation expense	7,550	449,075
Contributed capital transferred to common shares	-	-
upon exercise of stock options	-	(6,441)

Balance at end of the period	9,270,234	9,336,641
Deficit
Balance at beginning of the period	(82,418,397)	(75,449,887)
Net income (loss) and comprehensive income (loss)	6,322,568	(3,915,764)

Balance at end of the period	(76,095,829)	(79,365,651)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,935
Total Shareholders' Equity at end of the period	$30,541,587	$26,252,804

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for three years and six months periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations. These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company’s current cash position, in addition to payments of approximately $4,400,000 United States Dollars received in the third quarter on the Nigerian SFD® survey are not expected to be sufficient to meet the Company’s obligations for the 12 month period beyond the date that these financial statements have been issued. With completion of the Nigerian SFD® survey, the Company’s cash position will improve if contract milestones payments continue to be made as per contract terms.

The Company is also taken future steps to reduce costs which include evaluating alternatives to reduce aircraft and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new Human Resource policies. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The condensed consolidated financial interim statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended June 30, 2019 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below.

Update to Significant Accounting Policies

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection (SFD®) data. Revenue from the sale of SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligations to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue given in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage performance obligation being satisfied over time.

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting the periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease

The policy and disclosures required under Topic 842 are included in Note 11, Leases.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

In accordance with Topic 842, NXT recognized a Right of Use ("ROU") asset and corresponding lease liability for all operating leases on the Condensed Consolidated Interim Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Condensed Consolidated Interim Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Condensed Consolidated Balance Sheet is as follows:

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,536,161	3,536,161
Total Assets		$25,264,268	$3,396,436	$28,660,704

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	ii	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	ii	-	3,406,136	3,406,136
Other liabilities	iii	362,368	(362,368)	-
Deferred charges	iv	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,436	$28,660,704

Notes:
i.
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to ROU Assets and lease liabilities from property, plant and equipment and capital lease obligations, respectively.
ii.
Lease liabilities:
The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,078,223 were recorded as at January 1, 2019, of which $672,087 is the current portion.
iii.
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and other accrued liabilities and Other liabilities to Current portion of lease obligations and Long-term Lease Obligations.
iv.
Deferred charges:
The Deferred charges for the office lease have been reclassified to ROU assets and are being amortized on a straight line basis over the remaining period of the lease.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Although Topic 842 does not have a material impact on the Condensed Consolidated Statements of Earnings or Cash Flows, the change in the accounting of the aircraft lease now has interest expense of $18,228 and $38,019 for the three and six months ended June 30, 2019 being recorded, whereas under Topic 840 that amount was recorded under survey costs. In the Condensed Consolidated Interim Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred rent are now presented as Non-cash lease and interest expense, under Topic 842.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates (“GIC’s”) with maturity dates of one year from the date of purchase for Canadian Dollar GIC’s and overnight for United States GIC’s. For June 30, 2019, interest rates are 2.15%. For December 31, 2018, interest rates ranged from 2.10% to 2.15%.

	For the period ended
	June 30,	December 31,
	2019	2018

One year cashable GIC’s	$1,800,000	$3,900,000
	1,800,000	3,900,000

4. Accounts Receivable

Accounts receivable are all current as of June 30, 2019.

	For the period ended
	June 30,	December 31,
	2019	2018
Trade receivables	$9,011,158	$-
Other receivables	118,130	61,279
	9,129,288	61,279
Allowance for doubtful accounts	-	-
Net accounts receivable	9,129,288	61,279

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

5. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is held in United States Dollars.

	For the period ended
	June 30,	December 31,
	2019	2018
Building	$43,309	$43,310
Aircraft	495,997	517,031
	539,306	560,341

6. Property and equipment

	Cost	Accumulated	Net book
For the period ended June 30, 2019	Base	amortization	value
Survey equipment	$684,890	$634,033	$50,858
Computers and software	1,256,101	1,209,768	46,333
Furniture and other equipment	528,420	506,737	21,683
Leasehold improvements	965,108	578,047	387,062
	3,434,519	2,926,584	505,935

	Cost	Accumulated	Net book
For the period ended December 31, 2018	Base	amortization	value
Survey equipment	$684,890	$628,037	$56,853
Computers and software	1,256,101	1,201,047	55,054
Furniture and other equipment	528,420	504,328	24,092
Leasehold improvements	1,165,108	617,950	547,158
	3,634,519	2,951,362	683,157

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

7. Right of use assets

	Cost	Accumulated	Right of
For the period ended June 30, 2019	Base	Amortization	Use
Aircraft	$1,578,774	$123,385	$1,455,389
Office Building	1,799,868	96,571	1,703,297
Printer	17,794	1,942	15,852
Office equipment	139,725	6,986	132,739
	3,536,161	228,884	3,307,277

8. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	For the Period ended
	June 30,	December 31,
	2019	2018
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(6,458,567)	(5,616,200)
	18,812,433	19,654,800

9. Accounts payable and accrued liabilities

	For the period ended
	June 30,	December 31,
	2019	2018
Accrued liabilities related to:
Consultants and professional fees	$288,055	$151,427
Board of Directors' fees	102,500	22,500
Deferred gain on sale of aircraft (current)	-	155,301
Payroll (wages payable and vacation pay)	113,240	47,271
	503,795	376,499
Trade payables and other	521,623	123,036
	1,025,418	499,535

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

10. Contract Obligations

The Company has received a deposit of $100,000USD from Alberta Green Ventures Limited Partnership (“AGV”) on behalf the Co-operative Agreement. See Note 13 for further details.

	For the period ended
	June 30,	December 31,
	2019	2018
Contract obligations	$132,079	$-

11. Lease obligation

	June 30,	December 31,
	2019	2018
Aircraft)	$1,893,276	$-
Office Building	1,776,677	-
Printer	15,604	-
Office equipment	64,188	85,118
	3,749,745	85,118
Current Portion of lease obligations	(703,423)	(42,603)
Long-term lease obligations	3,046,322	42,515

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Condensed Consolidated Interim Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Condensed Consolidated Interim Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and including any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Condensed Consolidated Interim Statement of Earnings on a straight line basis over the lease term. Finance lease ROU assets are over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office building, aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

12. Commitments and contingencies

Associated with the adoption of Topic 842, all operating leases were recognized on the Condensed Consolidated Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the building lease. See Notes 2 and 11 for additional disclosures on leases.

For the fiscal period ending June 30,	Office Premises
2019	$110,962
2020	222,069
2021	222,501
2022	222,501
2023	222,501
1,000,534
Thereafter, 2024 through 2025	389,377
1,389,911

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

13. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months ended
	30-June-19		30-June-18
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	68,573,558	$96,656,248	58,161,133	$88,121,286
Shares issued during the year:
Issuance of Common Stock
on the Private Placement	-	-	9,210,497	7,438,085
Exercise of stock options	-	-	6,667	11,508
As at the end of the period	68,573,558	96,656,248	67,378,297	95,570,879

In February 2019, NXT entered into a Co-operative Agreement with AGV to propose up to three SFD® surveys within two years. As part of the consideration for the agreement, NXT received approval from the Toronto Stock Exchange and shareholders for a 12-month extension of the expiry date of AGV’s 3,421,648 warrants (“Warrants”). Each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 to February 16, 2020.

14. Earnings (Loss) per share

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Comprehensive earnings (loss) for the period	$8,085,888	$(1,961,114)	$6,322,568	$(3,915,764)
Weighted average number of shares outstanding for the period:
Basic	68,573,558	64,319,452	68,573,558	62,366,678
Diluted	73,267,206	64,319,452	73,274,112	62,366,678
Net Income (loss) per share – Basic	$0.12	$(0.03)	$0.09	$(0.06)
Net Income (loss) per share – Diluted	$0.11	$(0.03)	$0.09	$(0.06)

In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

15. Stock options

The following is a summary of stock options which are outstanding as at June 30, 2019.

Exercise price per share	# of options outstanding	#of options exercisable	Average remaining contractual life (in years)
$0.59	150,000	50,000	4.3
$1.35	236,900	236,900	0.5
$1.39	22,500	22,500	0.0
$1.45	37,500	37,500	2.5
$1.48	37,500	37,500	2.0
$1.50	50,000	50,000	2.1
$1.57	30,000	30,000	0.6
$1.67	150,000	150,000	0.4
$1.73	92,600	92,600	1.4
$1.82	165,000	165,000	1.3
$2.10	300,000	300,000	1.2
	1,272,000	1,172,000	1.4

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended June 30, 2019 is as follows:

	For the three months ended		For the year ended
	June 30, 2019		December 31, 2018
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,297,000	$1.58	1,648,667	$1.60
Granted	-	-	1,150,000	$1.06
Exercised	-	-	(6,667)	$0.76
Expired	(25,000)	$1.61	(65,000)	$1.17
Forfeited	-	-	(1,430,000)	$1.21
Options outstanding, end of the period	1,272,000	$1.58	1,297,000	$1.58
Options exercisable, end of the period	1,172,000	$1.67	1,197,000	$1.67

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2019	2018
Expected dividends paid per common share	-	Nil
Expected life in years	-	5.0
Expected volatility in the price of common shares	-	65%
Risk free interest rate	-	1.75%
Weighted average fair market value per share at grant date	-	$1.06
Intrinsic (or "in-the-money") value per share of options exercised	-	$0.59

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2019 to 2020 is approximately $20,000.

16. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities and finance leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at June 30, 2019 and 2018, the Company held no derivative financial instruments.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

17. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Accounts receivable	$(9,239,098)	$(90,936)	$(9,273,628)	$(79,180)
Prepaid expenses and deposits	(13,946)	(57,614)	(160,896)	(34,874)
Accounts payable and accrued liabilities	421,424	(377,925)	680,796	(493,625)
Income taxes payable	-	-	-	(201)
Contractual obligations	(261,278)	-	134,902	-
	(9,092,898)	(526,475)	(8,618,826)	(607,880)

Portion attributable to:
Operating activities	(9,092,898)	(526,475)	(8,618,826)	(607,880)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	(9,092,898)	(526,475)	(8,618,826)	(607,880)

18. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

Revenues by geographic area were generated solely in Nigeria in the second quarter in 2019, entirely from a single client. There were no revenues in 2018.

	For three months ended June 30,		For the six-month period ended June 30
	2019	2018	2019	2018
Nigeria	$10,954,617	$-	$10,954,617	$-

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2019
(Expressed in Canadian dollars unless otherwise stated)

19. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For three months ended June 30,		For the six-month period ended June 30
	2019	2018	2019	2018
Legal Fees	$57,160	$188,263	$97,149	$209,156

Accounts payable and accrued liabilities includes a total of $81,720 ($5,999 as at December 31, 2018) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $NIL ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to an Officer of NXT.